Mail Stop 3628

March 28, 2006

By Facsimile: (816) 292-2001 and U.S. Mail

Scott M. Herpich
Lathrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108

Re:  	Boston Financial Qualified Housing Tax Credits L.P. V
	Schedule TO-T filed by Paco Development, L.L.C.
      Filed on March 15, 2006
	File No. 005-80085

Dear Mr. Herpich:

      We have reviewed the filing listed above and have the following comments. All defined terms have the same meaning as in the offer materials.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. What consideration was given to whether the member(s) and/or the control persons of Paco and SLCas are bidders in this tender offer? In this regard, please advise whether Paco and/or SLCas will be the source of funding for the offer. See also Section II.D.2 of the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline available on our website at www.sec.gov. To the extent that you revise your Schedule TO to include others as bidders, please revise your Schedule TO and Offer to Purchase accordingly. Also, what consideration was given to the inclusion of the other "13D Joint Filers" as bidders in this Offer. We remind you that "bidder" is any person who makes a tender offer or on whose behalf a tender offer is made. In responding to this comment, your response should clearly explain the relationship and role of each "13D Joint Filer."

Offer to Purchase for Cash

Summary of the Offer, page 4

2. We note that the summary of your Offer consists only of factors that "Unit Holders are urged to consider." Please revise your disclosure to provide a materially complete summary of the most material terms of the proposed Offer. See Item 1001 of Regulation M-A. For example, but without limitation, it does not appear that your summary addresses why you are making this Offer, when the expiration will end, whether there are conditions to this Offer, the material tax consequences if a Unit Holder accepts this offer and the withdrawal rights that accompany this Offer.

Details of the Offer, page 7

2.  Acceptance for Payment and Payment of Purchase Price, page 9

3. We note that the Purchaser believes that the Partnership is charging a transfer fee of $10.00 per unit, with a $100 minimum fee and $250.00 maximum fee. To the extent that you learn otherwise, we remind you of your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3)to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

7.  Conditions of the Offer, page 12

4. A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. For example, revise the bullet points to avoid the terms "threatened" or "proposed" as it is unclear how a "threatened" or "proposed" event can be objectively determined. Also, revise to eliminate references to events that may "indirectly" affect the Offer.

5. Many of these offer conditions are excessively broad and general in nature. For example, you state that you may terminate the offer if a state court, government, administrative agency or other governmental authority "seeks to impose any material condition to the Offer unacceptable to the Purchaser, which determination will be made in the Purchaser`s reasonable judgment." Similarly, you reserve the right to end the offer upon becoming "aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership properties." While you may condition your offer on any number of specifically described and objectively verifiable conditions, we believe the scope of some of your conditions in this section is so broad as to potentially render this offer illusory. Please revise generally.

Certain Information Concerning the Partnership, page 15

6. Please revise to update the address of the Commission.  The
Commission is now located at 100 F Street, N.E., Washington, DC
20549.

Determination of Offer Price, page 17

7. We note that you reviewed secondary market prices over the prior two years, which ranged from $35.00 to $61.00. Please expand your disclosure to provide a materially complete summary of how the offer price was determined. See Section III.B. of Exchange Act Release No. 34-43069.


Certain Information Concerning the Purchaser, page 16

8. We note that SLCas may also be deemed a bidder as a result of its ownership of the Purchaser. In light of the fact that SLCas is specifically named as a filing person on the facing page of your Schedule TO, revise to definitively disclose that SLCas is a bidder in this transaction.

9. You disclose that the Purchaser expects to obtain the necessary funds from "committed equity contributions." Please expand your disclosure to quantify the "committed equity contributions" that you expect. See Item 1007(a) of Regulation M-A. Also, if there are any conditions to the expected financing, please disclose. Disclose whether you have alternative financing arrangements in the event that your expected "committed equity contributions" fall through. See Item 1007(b) of Regulation M-A.

10. Please quantify the expected estimated expenses in connection with this transaction. See Item 1007(c) of Regulation M-A.

Federal Income Tax Matters, page 19

11. We note your disclosure that "[a]ll of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary." To the extent that your disclosure changes, we remind you of your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3)to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm your understanding.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the purchasers are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

     					   Very truly yours,



					   Jeffrey B. Werbitt
					   Attorney-Advisor
					   Office of Merger & Acquisitions